EXHIBIT 99.1

                               Continuation Sheet

(1) On May 31, 2005, Warburg, Pincus Ventures, L.P. ("Ventures") distributed an aggregate of 11,768,038 shares of common stock ("Common Stock") of BEA Systems, Inc. (the "Issuer") to its limited partners.

(2)      Price not applicable.

(3) The stockholder is Ventures. Ventures beneficially owns 11,771,540 shares of Common Stock of the Issuer. The sole general partner of Ventures is Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC") and a subsidiary of Warburg Pincus & Co. ("WP"). Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC), a New York limited liability company ("WP LLC"), manages Ventures. William H. Janeway, a director of the Issuer, is a general partner of WP and a Vice Chairman and member of WP LLC. The shares of Common Stock indicated herein as beneficially owned by Mr. Janeway are included solely because of the beneficial ownership attributed to Mr. Janeway by virtue of his affiliation with WP, WPP LLC, Ventures, WP LLC and the Issuer. Mr. Janeway disclaims any beneficial ownership of such shares of Common Stock reported herein as beneficially owned, except to the extent of his indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate number of such shares of Common Stock beneficially owned by Ventures.